02/27/03 15:36 FAX 305 982 6394 001


03054785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

amended

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

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SEC FILE NUMBER
8-47286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1122 Lady Street, Suite 720
(No. and Street)

Columbia	SC	29201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexis P. Kisteneff (803) 765-2632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Kirkland, & Beauston, LLP
(Name – if individual, state last, first, middle name)

150 North Ninth Street	West Columbia	SC	29169
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Alexis P. Kisteneff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Markets, Inc., as of February 28, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

15:31 FAX 305 982 6394 SEC-8TH ENF

Notary Public

Commission Exp June 12, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD


APR 17 2003
WASH, D.C.
SECTION

April 3, 2003

Alexis P Kisteneff, President
Columbia Capital Markets, Inc.
1122 Lady Street, Suite 720
Columbia, SC 29201

Dear Mr. Kisteneff:

This will acknowledge receipt of your December 31, 2002 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission SEC Rule 17a-5(d)(1)(Rule). The report as submitted was found deficient in that it did not contain the following:

1. Facing Page (Form X-17A-5 Part III)
2. An Oath or Affirmation (Signed by duly authorized officer; and notarized) SEC Rule 17a-5(e)(2)

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant if you need assistance.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Christy Ross, Compliance Examiner, at (404) 239-6133.

Sincerely,



R. Scott DeArmey
Supervisor of Examiners

cdr

Enclosure

cc: Securities and Exchange Commission
Morre Kirkland & Beauston, L.L.P, Certified Public Accountant

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com

Investor protection. Market integrity.